UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Municipal Advantage Fund Inc. (MAF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

626189104

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 626189104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  211,195

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  211,195

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

211,195

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

2.91%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
Municipal Advantage Fund Inc.
1345 Avenue of the Americas
New York, New York 10105

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 211,195 shares of MAF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 2.91% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of MAF fit the investment guidelines for various Accounts. Shares have been acquired since December 22, 2000.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 211,195 shares or 2.91% of the outstanding shares. Jo Ann Van Degriff presently owns 600 shares. Mrs. Van Degriff purchased shares on November 11, 2005 at $12.29 (150 shares) and on December 7, 2005 at $12.31 (1,000 shares). Ms. Van Degriff sold shares on September 15, 2006 at $12.80 (100 shares), September 18, 2006 at $12.82 (50 shares), September 19, 2006 at $12.83 (50 shares), September 20, 2006 at $12.85 (100 shares), September 21, 2006 at $12.86 (200 shares) and September 25, 2006 at $13.02 (50 shares). George W. Karpus presently owns 2,100 shares. Mr. Karpus purchased shares on May 11, 2004 at $12.17 (2,100 shares) and on December 14, 2005 at $12.30 (2,000 shares). Mr. Karpus sold shares on December 29, 2004 at $13.05 (50 shares), September 7, 2006 at $12.72 (50 shares), September 12, 2006 at $12.76 (50 shares), September 13, 2006 at $12.81 (50 shares), September 15, 2006 at $12.79 (250 shares), September 18, 2006 at $12.80 (250 shares), September 19, 2006 at $12.82 (100 shares), September 20, 2006 at $12.84 (400 shares), September 21, 2006 at $12.85 (700 shares) and September 25, 2006 at $13.01 (100 shares). Karpus Investment Management, Inc. presently owns 650 shares. Karpus Investment Management, Inc. purchased shares on November 10, 2004 at $12.87 (1,400 shares). Kaprus Investment Management, Inc. sold shares on December 29, 2004 at $13.05 (50 shares), September 7, 2006 at $12.72 (50 shares), September 15, 2006 at $12.80 (100 shares), September 18, 2006 at $12.81 (100 shares), September 19, 2006 at $12.83 (50 shares), September 20, 2006 at $12.84 (150 shares), September 21, 2006 at $12.86 (200 shares) and September 25, 2006 at $13.02 (50 shares). Urbana Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 7.67%. Urbana Partners L.P. currently owns 500 shares of MAF. None of the other principals of KIM presently own shares of MAF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share

 9/7/2006 -3000  $12.70
 9/12/2006 -1100  $12.74
 9/13/2006 -1700  $12.79
 9/15/2006 -19600  $12.78
 9/18/2006 -13500  $12.80
 9/19/2006 -6000  $12.81
 9/20/2006 -23200  $12.84
 9/21/2006 -41500  $12.85
 9/25/2006 -5000  $13.00
 9/27/2006 -100  $12.97
 9/28/2006 -650  $13.01
 10/12/2006 -400  $13.10
 10/26/2006 -170  $12.99
 10/27/2006 -150  $12.97
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the MAF securities.

Item 7. Materials to be Filed as Exhibits.

A letter has been sent by Karpus to MAF pursuant to Item 4, above, expressing concerns that it currently has with the Fund. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice President
Date:   November 3, 2006

EXHIBIT 1
Letter to the Fund
Transmitted October 31, 2006

October 31, 2006

Brian S. Shlissel
President & Chief Executive Officer
Municipal Advantage Fund, Inc.
1345 Avenue of the Americas, 19th Floor
New York, New York 10105

Dear Mr. Schlissel:
Karpus Investment Management represents beneficial ownership of 212,345 shares of the Municipal Advantage Fund, Inc. (approximately 3% of the outstanding shares). It is my hope that management and the Board of Directors will address the persistent discount of MAF.

The original prospectus of the fund states: "The Board of Directors may, from time to time, take actions to reduce or eliminate discounts from net asset value which may develop. The Board will annually review any further open market purchases and/or tender offers. In addition, if at any time following the second year after the initial public offering the common stock publicly trades for a substantial period of time at a substantial discount from the net asset value, the Board will consider at its next regularly scheduled meeting, taking various actions designed to eliminate the discount, which may include recommending converting the fund to an open-end investment company."

According to Bloomberg over the last 12 years MAF has traded at a significant discount to its net asset value.

Calendar Average Daily
Year Discount

1995 -14.42
1996 -15.02
1997 -11.1
1998 -9.05
1999 -10.16
2000 -14.31
2001 -11.47
2002 -10.05
2003 -9.03
2004 -10.77
2005 -13.24
2006 -13.15
Lifeboat provisions that are written into an original prospectus must be followed. Over the last 12 years, no action of the Board has caused the discount to net asset value of MAF to narrow.

The shareholder base of closed-end funds has changed radically over the last few years. Various hedge funds, in seeking return, have invested in this format and have been quite successful in corporate actions.

Karpus Investment Management believes that the closed-end format is superior to the open-end format, however, discounts must be managed. Various methods may be employed to manage discounts and I would appreciate the opportunity to explore these different ideas with management.

The Board of Directors should publicly address the persistent discount of the fund and disclose any type of methodology considered to close the discount before the next meeting of shareholders.

Sincerely,

/s/

Sharon L. Thornton
Senior Analyst/Portfolio Manager

\ca

cc:   Robert E. Connor, Chairman of the Board of Directors
        Thomas J. Fuccillo, Esq.,  Secretary and Chief Legal Officer